Exhibit 99.1

First Participant Enrolled in BiondVax’s Universal Flu Vaccine

Pivotal Phase 3 Clinical Trial

M-001 vaccine designed to protect against current, future, seasonal, and pandemic influenza strains

Ness Ziona, Israel – August 8, 2018

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) reported today the first participant’s initial visit in a pivotal clinical efficacy Phase 3 trial of the M-001 universal flu vaccine candidate. The primary endpoints of the trial are to demonstrate protection from influenza and safety of M-001. A secondary endpoint will assess reduction in flu illness severity among those receiving M-001 versus placebo.

In six completed clinical trials in Israel and Europe (two Phase 1/2 and four Phase 2), M-001 has been shown to be safe, well-tolerated, and immunogenic to a broad range of influenza strains. An additional Phase 2 trial in the USA, sponsored and conducted by the US National Institutes of Health (NIH), is ongoing1.

Dr. Ron Babecoff, BiondVax’s Founder and CEO, commented, “We are very excited to reach this milestone for our M-001 universal flu vaccine candidate. I wish to thank our many partners who have supported us, and the BiondVax team, as we reach this pivotal moment. Our goal has remained consistent from the beginning - to reduce the human burden of influenza. I hope this major step brings us closer to providing improved worldwide protection from the flu.”

Dr. Tamar Ben-Yedidia, BiondVax’s Chief Scientific Officer and co-inventor of M-001, explained, “Following six clinical trials that showed M-001 is safe and induces T-cell and enhances B-cell immune responses, this new Phase 3 trial will also assess the extent to which M-001 reduces flu illness incidence and severity between the trial’s experimental and control arms. This is an exciting moment for me and Professor Ruth Arnon with whom I developed our universal flu vaccine beginning at the Weizmann Institute of Science and then at BiondVax.”

The study, titled “A Pivotal Multi-center, Randomized, Modified Double-blind, Placebo-controlled Phase 3 Trial to Assess the Safety and Clinical Efficacy of M-001 Influenza Vaccine Administered Intramuscularly Twice in Older Adults and Elderly (≥50 Years)”, plans to enroll 9,630 participants from several eastern European countries over two flu seasons. Participants will be aged 50 years and over, with at least half aged 65 years and over. The study design includes a flexible enrollment regimen to adjust for variability in seasonal flu incidence, meaning the total number of participants may be more than 9,630 if flu incidence is lower than expected.

Participants will receive either two doses of M-001 or two doses of placebo approximately 21 days apart. Cohort One of the study, consisting of 4,333 participants, will be enrolled by November 2018. These participants will receive the vaccine or placebo regimen once and be monitored for two flu seasons. Cohort Two, with 5,297 participants, will be enrolled prior to the 2019/20 flu season. These participants will be monitored for one flu season. Participants will only receive M-001 or placebo, without any other flu vaccines, in order to assess M-001’s clinical efficacy as a standalone universal flu vaccine.

[1]	https://www.niaid.nih.gov/news-events/niaid-sponsored-trial-universal-influenza-vaccine-begins

Participants will be contacted twice weekly throughout the flu season to monitor for influenza-like illness (ILI). When an ILI is reported, nasal and throat swabs will be collected by specially trained medical personnel. Swab samples will be sent to a central laboratory to confirm presence of influenza virus.

Following guidance provided by the European Medicines Agency (EMA), following the first flu season BiondVax is permitted to assess the total number of laboratory confirmed influenza cases, in order to adjust, if necessary, the number of Cohort 2 participants. Final study results are expected by Q4 2020.

As previously reported, the EMA’s Committee for Medicinal Products for Human Use (CHMP) reviewed the trial design and allowed BiondVax to proceed. Regulatory authorities in countries in which the trial is being conducted have also allowed the trial to proceed. Participants are volunteers and have provided informed consent.

About BiondVax Pharmaceuticals Ltd

BiondVax is an advanced clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-season protection against current and future, seasonal and pandemic influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides, activating both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 6 completed Phase 1/2 and Phase 2 human clinical trials, covering 698 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. BiondVax is traded on NASDAQ: BVXV. Please visit www.biondvax.com.

For further information, please contact:

BiondVax

Joshua Phillipson

+972-8-930-2529

j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the prosecution and outcome of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the United States Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resource and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange. We undertake no obligation to revise or update any forward-looking statement for any reason.

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